

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 22, 2013

<u>Via E-Mail</u>
Mr. James H. Mackaness
Chief Financial Officer
IRIDEX Corporation
1212 Terra Bella Avenue
Mountain View, California 94043

    Re: **IRIDEX Corporation**
              Form 10-K for the Fiscal Year Ended December 29, 2012
              Filed March 28, 2013
              Form 10-Q for the quarterly period ended March 30, 2013
              Filed May 6, 2013
              Form 10-Q for the quarterly period ended June 29, 2013
              Filed August 5, 2013
              File No. 000-27598

Dear Mr. Mackaness:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended March 30, 2013

Form 10-Q for the quarterly period ended June 29, 2013

Exhibits 31.1 and 31.2

1. We note that you omitted a portion of the introductory language in paragraph 4 and that you omitted paragraph 4(b) of Item 601(b)(31)(i) of Regulation S-K, both of which refer to internal control over financial reporting. Please file amendments to the Forms 10-Q for the first and second quarters of fiscal 2013 to include certifications with the required paragraphs. You may file abbreviated amendments to these documents that include a cover page, explanatory note, signature page and the certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeanne Bennett, Staff Accountant, at (202) 551-3606 or me at (202) 551-3676 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief